Exhibit 99.1

Claude Resources Inc. Provides Release Date for 2014 Annual Results and Conference Call

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

SASKATOON, March 12, 2015 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") will release its 2014 annual operating and financial results prior to market open on March 30, 2015. In addition to the news release, the Company will host a conference call and webcast on March 30, 2015 beginning at 1:30 PM Eastern Time to discuss the results.

To participate in the conference call please dial 1-647-427-7450 or 1-888-231-8191.  A replay of the conference call will be available until April 6, 2015 by calling 1-855-859-2056 and entering the pass code 4563084.

To view and listen to the webcast on March 30, 2015 please use the following URL in your web browser: http://www.newswire.ca/en/webcast/detail/1499057/1670021

Claude Resources Inc. is a public gold exploration and mining company based in Saskatoon, Saskatchewan with an asset base located entirely in Canada. Its shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information: Marc Lepage, Manager, Investor Relations, Phone: (306) 668-7501, Email: ir@clauderesources.com, Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 16:30e 12-MAR-15